Microsoft Word 10.0.6818;013fONE LIBERTY PROPERTIES, INC.
                               60 CUTTER MILL ROAD
                                    SUITE 303
                           GREAT NECK, NEW YORK 11021



December 14, 2006


Ms. Linda Van Doorn
Office of the Commissioner
U. S. Securities and Exchange Commission Washington, DC 20549

RE:      ONE LIBERTY PROPERTIES, INC.
         FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
         FILED MARCH 16, 2006
         FILE NO. 1- 09279

Dear Ms. Van Doorn:

Reference is made to your letter dated December 4, 2006 bearing the captioned file number and headings. The following is respectfully submitted by One Liberty Properties, Inc. in response thereto re: Consolidated Financial Statements, Note 3 - Real Estate Investments and Minimum Future Rentals.

Your comment: We note your sale of air rights relating to a property in Brooklyn, New York. Please tell us how you determined what portion of the cost of the property to allocate to the air rights upon sale.

Response: At the time of purchasing the land and building at this Brooklyn property on March 31, 1998, there were no air rights. In August 2004, a zoning change was made by the City of New York, which provided for the building to have 138,000 square feet of undeveloped air rights. Since this did not happen until six years after our initial purchase of the property, no reallocation of the original purchase price was made and as such, no amount of the initial purchase was attributable to the air rights. On June 30, 2005 we sold these air rights to an unrelated third party and recognized a gain of $10,248,000, as presented in the Form 10-K for the year ended December 31, 2005.

Sincerely,
ONE LIBERTY PROPERTIES, INC.


/s/ David W. Kalish

DAVID W. KALISH
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
DWK:pjc